UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2017

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2017 and 2016	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2017	4

Notes to Financial Statements	5-10

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2017	11-29
Schedule H, line 4j - Schedule of Reportable Transactions
for the Year Ended December 31, 2017	30

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 and the schedule of reportable transactions for the year then ended has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Plan’s auditor since 2003.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 27, 2018

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2017	2016
Assets
Investments:
Investments, at fair value (see Note 5)	$3,375,225,535	$2,944,601,484
Investments, at contract value (see Note 6)	522,144,768	565,637,389
Total investments	3,897,370,303	3,510,238,873

Receivables:
Accrued interest and dividends	2,181,468	2,014,476
Employer contributions	1,143,953	1,195,559
Employee contributions	3,487,944	3,549,535
Notes receivable from participants	62,281,227	60,108,033
Due from brokers	7,806,556	2,867,791
Total receivables	76,901,148	69,735,394
Total assets	3,974,271,451	3,579,974,267

Liabilities
Administrative expenses payable	1,285,311	2,402,346
Due to brokers	30,609,643	24,798,263
Total liabilities	31,894,954	27,200,609

Net assets available for benefits	$3,942,376,497	$3,552,773,658

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2017
Additions:
Contributions:
Employer	$48,702,781
Participant	151,399,174
Total contributions	200,101,955

Investment Income:
Interest and dividends	57,523,555
Net appreciation in fair value of investments	411,234,443
Total investment income	468,757,998

Interest income on notes receivable from participants	2,653,202

Deductions:
Distributions to participants	(276,057,021)
Administrative expenses	(5,853,295)
Total deductions	(281,910,316)

Increase in net assets available for benefits	389,602,839

Net assets available for benefits, beginning of year	3,552,773,658

Net assets available for benefits, end of year	$3,942,376,497

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by Fidelity Investments (Fidelity).

Participation
Generally, all full-time and part-time employees of FirstEnergy's subsidiaries and participating employers not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Except as further noted, new employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches the maximum amount that will be subject to matching contributions. Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. A participant may change any automatic contribution at any time.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $30.62 and $30.97 at December 31, 2017 and 2016, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $37.42 and $37.86 at December 31, 2017 and 2016, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2017 was 4.25% to 10%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Employee Benefit Master Trust Reporting. ASU 2017-06 requires an interest in a master trust and any change in the value of that interest to be reported in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. In addition, disclosure is required for the investments and other assets and liabilities of the master trust, as well as the dollar amount of its interest in these balances. The ASU is effective in 2019 and early adoption is permitted. This ASU does not impact the plan financials.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2017 or 2016 or during the year ended December 31, 2017.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

There were no changes in valuation methodologies for assets measured at fair value during 2017.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$6,332,431	$6,332,431

Common Collective Trusts	—	1,793,543,746	1,793,543,746

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	322,564,666	—	322,564,666
Cash and Cash Equivalents	—	2,542,282	2,542,282
Total FirstEnergy Common Stock Fund	322,564,666	2,542,282	325,106,948

Registered Investment Companies	832,633,686	281,469,385	1,114,103,071

Self Managed Brokerage Accounts[1]	—	136,139,339	136,139,339

Total Investments at Fair Value[2]	$1,155,198,352	$2,220,027,183	$3,375,225,535

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

	December 31, 2016
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$4,944,296	$4,944,296

Common Collective Trusts	—	1,583,189,917	1,583,189,917

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	330,093,147	—	330,093,147
Cash and Cash Equivalents	—	1,417,891	1,417,891
Total FirstEnergy Common Stock Fund	330,093,147	1,417,891	331,511,038

Registered Investment Companies	686,285,793	229,962,736	916,248,529

Self Managed Brokerage Accounts[1]	—	108,707,704	108,707,704

Total Investments at fair value [2]	$1,016,378,940	$1,928,222,544	$2,944,601,484

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the Synthetic GIC's on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2017 and 2016:

	2017	2016

Short-term investment fund	$2,674,077	$23,933,495
Synthetic GIC's	519,470,691	541,703,894
Total Investments at contract value	$522,144,768	$565,637,389

The synthetic GIC's are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of the Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2017 and 2016, and for the year ended December 31, 2017:

	2017	2016

Net assets available for benefits per the financial statements	$3,942,376,497	$3,552,773,658
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(2,363,082)	(2,198,445)
Net assets available for benefits per Form 5500	$3,940,013,415	$3,550,575,213

Total investment income and interest income on notes receivable
from participants per the financial statements	$471,411,200
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(164,637)
Investment income per Form 5500	$471,246,563

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STATE STREET STIF	Money market fund	**	$6,332,431
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	325,106,948
	FIDELITY PURITAN FUND	Balanced fund	**	145,510,107
	ACWI EX US - M	International stocks	**	42,563,055
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	120,697,980
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	17,886,332
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	169,948,952
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	89,053,469
	BLACKROCK LIFEPATH INDEX 2020 FUND L	Blend of stocks, fixed income	**	150,495,638
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	151,283,090
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	99,353,726
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	58,276,032
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	37,003,629
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	37,155,545
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	46,361,109
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	33,555,820
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	4,987,712
	DODGE & COX INTERNATIONAL FUND	International stocks	**	94,478,131
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	136,139,339
	TOTAL BOND MARKET INDEX	Bonds	**	45,344,896
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	17,088,256
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	158,221,029
	MID CAP VALUE - I	Mid cap value stocks	**	101,541,027
	EQUITY INDEX	Large cap stocks	**	868,145,638

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	2,674,077
	ABBVIE INC SR UNSEC	Corporate Bonds - 2.85%, 2023	**	200,247
	ABU DHABI GOVT	Government, Non US - 2.50%, 2022	**	2,167,098
	AMERICAN EXPRESS CREDIT SR UNSEC	Cash Equivalent - 2.19%, 2020	**	404,277
	AT&T INC SR UNSEC	Corporate Bonds - 3.20%, 2022	**	1,018,039
	AT&T INC SR UNSEC 144A	Corporate Bonds - 4.10%, 2028	**	1,946,188
	BAB UT ST-B	Municipals - 3.54%, 2025	**	2,845,502
	BAIDU INC SR UNSEC	Corporate Bonds - 2.75%, 2019	**	3,008,249
	BANK OF AMERICA CORP SR UNSEC 144A	Corporate Bonds - 3.00%, 2023	**	5,010,958
	BARCLAYS PLC SR UNSEC	Corporate Bonds - 3.20%, 2021	**	709,800
	BAT CAPITAL CORP SR UNSEC 144A	Corporate Bonds - 2.30%, 2022	**	1,115,801

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BK TOKYO-MITSUBISHI UFJ UNSEC 144A	Corporate Bonds - 2.35%, 2019	**	2,511,735
	BNP PARIBAS GLBL SR UNSEC BKNT	Corporate Bonds - 5.00%, 2021	**	3,811,284
	BP CAPITAL MARKETS PLC CO GTD	Corporate Bonds - 4.74%, 2021	**	2,159,717
	CALIFORNIA ST-B-TXBL	Municipals - 2.19%, 2020	**	2,711,255
	CASH COLLATERAL CME FOB USD	Cash Equivalent - 1.23%, 2060	**	127,071
	CASH COLLATERAL FUT FOB USD	Cash Equivalent - 1.23%, 2060	**	48,786
	CCCIT 2013-A7 A7	Cash Equivalent - 1.86%, 2020	**	1,755,617
	CGCMT 2013-GC11 AAB	Mortgage - 2.69%, 2046	**	804,029
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	Mortgage - 2.98%, 2048	**	1,518,991
	CHAIT 2015-A5 A	Cash Equivalent - 1.36%, 2020	**	1,299,098
	CHEVRON CORP UNSEC FRN	Cash Equivalent - 1.83%, 2019	**	1,866,026
	CITIGROUP INC SR UNSEC	Corporate Bonds - 2.45%, 2020	**	907,011
	COMM 2013-CR11 ASB WM23 WC5.205219817	Mortgage - 3.66%, 2050	**	1,449,789
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50%, 2047	**	1,859,847
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39%, 2047	**	1,854,863
	COMM 2015-CR23 A3 WM15	Mortgage - 3.23%, 2048	**	1,758,959
	COMM 2015-CR23 ASB WM15	Mortgage - 3.26%, 2048	**	1,231,630
	COMM 2015-DC1 ASB WM15	Mortgage - 3.14%, 2048	**	1,681,349
	COMM 2015-LC19 ASB	Mortgage - 3.04%, 2048	**	1,319,485
	COMM 2015-LC21 ASB	Mortgage - 3.42%, 2048	**	2,272,284
	COMPASS BANK SR UNSEC	Corporate Bonds - 2.75%, 2019	**	1,913,892
	CRED SUIS GP FUN LTD SR UNSEC	Corporate Bonds - 3.80%, 2023	**	361,852
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate Bonds - 3.00%, 2021	**	2,027,701
	CSAIL 2015-C1 ASB WM15	Mortgage - 3.35%, 2050	**	1,082,416
	CSAIL 2015-C4 ASB WM25 WC4.608	Mortgage - 3.62%, 2048	**	2,391,212
	CSAIL 2017-CX9 ASB	Mortgage - 3.26%, 2050	**	1,023,043
	DAIMLER FINANCE NA LLC SR UNSEC 144A	Corporate Bonds - 2.20%, 2020	**	1,594,683
	DBS GROUP HOLDINGS LTD SR UNSEC 144A	Cash Equivalent - 1.86%, 2019	**	1,003,810
	DEUTSCHE BANK AG SR UNSEC	Corporate Bonds - 4.25%, 2021	**	1,883,934
	DEVELOPMENT BK OF JAPAN SR UNSEC REGS	Cash Equivalent - 1.00%, 2018	**	501,071
	DEXIA CREDIT LOCAL	Corporate Bonds - 2.25%, 2020	**	2,808,158
	DISCOVER FINANCIAL SVS SR UNSEC	Corporate Bonds - 3.20%, 2021	**	3,068,151
	EL PASO PIPELINE PART OP SR UNSEC	Corporate Bonds - 4.30%, 2024	**	1,570,157
	ENBRIDGE INC SR UNSEC	Corporate Bonds - 1.75%, 2020	**	803,242
	ENBRIDGE INC SR UNSEC	Corporate Bonds - 2.29%, 2020	**	2,121,519
	EUROPEAN INVESTMENT BANK SR UNSEC	Corporate Bonds - 2.00%, 2021	**	2,742,561
	FED HOME LN MTGE GLBL NT (2.5MMM)	Corporate Bonds - 1.63%, 2020	**	2,974,259
	FHA 221D4 P4/02 GREY 54 NCP	Mortgage - 7.43%, 2023	**	199
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	2,550,896

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	695,723
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	7,243,985
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	186,089
	FHLMC TBA GOLD 3.5% FEB 30YR	Mortgage - 3.50%, 2048	**	(4,944)
	FHLMC TBA GOLD 3.5% JAN 30YR	Mortgage - 3.50%, 2048	**	7,329
	FHLMC TBA GOLD 4.0% FEB 30YR	Mortgage - 4.00%, 2048	**	16,500
	FHLMC TBA GOLD 4.0% JAN 30YR	Mortgage - 4.00%, 2048	**	(16,750)
	FHMS K065 A1 WM27 WC4.3550	Mortgage - 2.86%, 2026	**	1,407,504
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	4,085,931
	FHMS KJ11 A1	Mortgage - 2.05%, 2022	**	1,278,869
	FHMS KP03 A2 WM16WC.000	Mortgage - 1.78%, 2019	**	423,419
	FHR 2666 OD PAC WM23 WC5.84	Mortgage - 5.50%, 2023	**	543,907
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	811,167
	FHR 2764 UE WM32 WC5.4879	Cash Equivalent - 5.00%, 2032	**	94,156
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 1.93%, 2035	**	219,545
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00%, 2026	**	193,100
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 1.99%, 2036	**	267,027
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 1.78%, 2037	**	87,450
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 1.88%, 2037	**	254,727
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 2.06%, 2037	**	166,490
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 2.18%, 2037	**	297,102
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 2.20%, 2037	**	39,265
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 2.21%, 2040	**	138,123
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 2.08%, 2040	**	380,961
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 1.96%, 2040	**	669,208
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 2.08%, 2040	**	1,113,646
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 1.96%, 2040	**	964,100
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 1.98%, 2050	**	95,458
	FHR 3843 FE 1MLIB+55BP	Cash Equivalent - 2.03%, 2041	**	1,356,041
	FHR 3843 FG 1MLIB+55BP	Cash Equivalent - 2.03%, 2041	**	1,355,207
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 2.00%, 2041	**	1,585,913
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 2.03%, 2042	**	2,008,271
	FHR 4400 FA 1MLIB + 40 BP	Cash Equivalent - 1.88%, 2041	**	976,163
	FIN FUT EURO$ CME (WHT) 03/19/18	Future - 0.00%, 2018	**	2,700
	FIN FUT EURO$ CME (WHT) 06/18/18	Future - 0.00%, 2018	**	4,350
	FIN FUT US 2YR CBT 03/29/18	Future - 6.00%, 2018	**	(625)
	FIN FUT US ULTRA 30YR CBT 03/20/18	Future - 6.00%, 2018	**	(10,500)
	FL ST BRD OF ADMIN	Municipals - 2.64%, 2021	**	1,110,411
	FN ARM AL7090 H15T1Y+222.1 9.447	Cash Equivalent - 3.32%, 2037	**	958,820

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNA 2017-M8 A1 WM27 WC4.598	Mortgage - 2.65%, 2027	**	2,269,641
	FNMA NT (3MMM)	Corporate Bonds - 1.50%, 2020	**	8,936,619
	FNMA PASS THRU 20YR #254916	Cash Equivalent - 5.50%, 2023	**	179,424
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	206,070
	FNMA PASS THRU 20YR #AL6722	Cash Equivalent - 5.00%, 2030	**	2,684,476
	FNMA PASS THRU 30YR #848210	Cash Equivalent - 5.50%, 2035	**	245,719
	FNMA PASS THRU 30YR #884863	Cash Equivalent - 5.50%, 2036	**	202,515
	FNMA PASS THRU 30YR #890365	Cash Equivalent - 5.50%, 2041	**	251,718
	FNMA PASS THRU 30YR #938504	Cash Equivalent - 5.50%, 2037	**	135,872
	FNMA TBA 3.0% FEB 30YR	Mortgage - 3.00%, 2047	**	97,231
	FNMA TBA 3.0% JAN 15YR	Mortgage - 3.00%, 2033	**	(2,922)
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00%, 2048	**	(78,217)
	FNMA TBA 3.5% FEB 30YR	Mortgage - 3.50%, 2048	**	55,778
	FNMA TBA 3.5% JAN 30YR	Mortgage - 3.50%, 2048	**	(42,305)
	FNMA TBA 3.5% MAR 30YR	Mortgage - 3.50%, 2048	**	7,617
	FNMA TBA 4.0% FEB 30YR	Mortgage - 4.00%, 2048	**	(2,796)
	FNMA TBA 4.0% JAN 30YR	Mortgage - 4.00%, 2048	**	(45,877)
	FNMA TBA 4.0% MAR 30YR	Mortgage - 4.00%, 2048	**	23,795
	FNMA TBA 5.0% FEB 30YR	Mortgage - 5.00%, 2048	**	7,129
	FNMA TBA 5.0% JAN 30YR	Mortgage - 5.00%, 2048	**	(41,016)
	FNR 2005-109 PV WM32 WC6.509500	Cash Equivalent - 6.00%, 2032	**	953
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 2.00%, 2035	**	618,149
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50%, 2035	**	1,278
	FNR 2005-68 PC WM34 WC6.55	Mortgage - 5.50%, 2035	**	3,312
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 1.80%, 2037	**	89,614
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 2.23%, 2037	**	690,611
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 1.88%, 2037	**	48,542
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 1.86%, 2037	**	23,649
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 1.97%, 2037	**	156,522
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 1.90%, 2037	**	129,220
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 2.22%, 2038	**	1,003,235
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 2.07%, 2040	**	146,329
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 2.05%, 2040	**	1,107,001
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 1.95%, 2040	**	99,301
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 2.05%, 2040	**	269,387
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 2.00%, 2040	**	483,018
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 2.02%, 2040	**	142,329
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 2.10%, 2049	**	323,074
	FNR 2010-46 WF 1MLIB+75BP	Cash Equivalent - 2.30%, 2040	**	1,313,376

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2010-59 FA 1MLIB+73BP	Cash Equivalent - 2.28%, 2040	**	1,954,774
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 2.23%, 2041	**	2,526,576
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 2.10%, 2041	**	369,391
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 2.10%, 2041	**	803,125
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 2.10%, 2041	**	1,273,826
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 1.85%, 2042	**	1,028,525
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 1.90%, 2043	**	1,090,246
	FNR 2015-79 FE 1MLIB+25BP	Cash Equivalent - 1.80%, 2045	**	2,278,721
	FNR 2015-87 BF 1MLIB+30BP	Cash Equivalent - 1.85%, 2045	**	1,424,929
	FNR 2016-11 CF 1MLIB+35BP	Cash Equivalent - 1.90%, 2046	**	2,624,181
	FNR 2016-40 AF 1MLIB+45BP	Cash Equivalent - 1.81%, 2046	**	2,983,623
	FNR 2016-64 KF WM38 WC3.3381	Cash Equivalent - 1.83%, 2046	**	3,390,695
	FNR 2016-82 FM 1MLIB+40BP	Cash Equivalent - 1.76%, 2046	**	4,209,748
	FNR 2016-87 AF 1MLIB+40BP	Cash Equivalent - 1.76%, 2046	**	4,606,748
	FORD MOTOR CREDIT CO LLC SR UNSEC	Corporate Bonds - 5.00%, 2018	**	4,563,167
	GE CAPITAL INTL FUNDING SR UNSEC	Corporate Bonds - 2.34%, 2020	**	3,932,400
	GENERAL ELECTRIC CO GLBL NT	Corporate Bonds - 4.63%, 2021	**	769,322
	GENERAL ELECTRIC CO SR UNSEC	Corporate Bonds - 2.70%, 2022	**	752,070
	GENERAL MOTORS FINL CO SR UNSEC	Corporate Bonds - 2.35%, 2019	**	500,416
	GNMA I TBA 4.0% FEB 30YR	Mortgage - 4.00%, 2048	**	7,775
	GNMA I TBA 4.0% JAN 30YR	Mortgage - 4.00%, 2048	**	(26,641)
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	6,483,294
	GNMA II TBA 4.0% FEB 30YR JMBO	Mortgage - 4.00%, 2048	**	(10,718)
	GNMA II TBA 4.0% JAN 30YR JMBO	Mortgage - 4.00%, 2048	**	(38,797)
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 1.80%, 2042	**	2,698,683
	GNR 2016-154 WF 1MLIB+40BP	Cash Equivalent - 1.76%, 2045	**	1,006,684
	GNR 2017-57 WF 1MLIB+40BP	Cash Equivalent - 1.76%, 2045	**	1,969,866
	GOLDCORP INC GLBL SR UNSEC	Corporate Bonds - 3.63%, 2021	**	716,842
	GOLDMAN SACHS GROUP INC GLBL SR UNSEC	Corporate Bonds - 5.25%, 2021	**	2,743,897
	GOLDMAN SACHS GROUP INC SR NT	Corporate Bonds - 5.38%, 2020	**	1,685,235
	GOLDMAN SACHS GROUP INC SR UNSEC	Corporate Bonds - 4.00%, 2024	**	2,538,539
	HSBC HOLDINGS PLC SR UNSEC	Corporate Bonds - 3.60%, 2023	**	1,341,254
	HSBC HOLDINGS PLC SR UNSEC	Corporate Bonds - 3.76%, 2021	**	2,110,527
	HYUNDAI CAPITAL AMERICA	Corporate Bonds - 1.75%, 2019	**	492,073
	HYUNDAI CAPITAL AMERICA SR UNSEC 144A	Corporate Bonds - 2.55%, 2019	**	1,105,019
	IND & COMM BK CHINA/NY SR UNSEC	Cash Equivalent - 2.15%, 2020	**	1,703,291
	INTESA SANPAOLO SPA UNSEC	Corporate Bonds - 3.88%, 2018	**	1,516,719
	IRS USD 1.25000 12/21/16-3Y CME	Interest Rate Swap - 1.25%, 2019	**	(250,512)
	IRS USD 1.50000 06/21/17-10Y CME	Interest Rate Swap - 1.50%, 2027	**	379,069

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	IRS USD 1.75000 12/21/16-10Y CME	Interest Rate Swap - 1.75%, 2026	**	383,890
	IRS USD 2.00000 07/12/17-6Y CME	Interest Rate Swap - 2.00%, 2023	**	170,864
	ITAU CORPBANCA 144A SR UNSEC	Corporate Bonds - 3.88%, 2019	**	1,540,740
	JACKSON NATL LIFE GLOBAL SEC 144A	Cash Equivalent - 1.88%, 2018	**	1,702,459
	JACKSON NATL LIFE GLOBAL SEC 144A	Corporate Bonds - 2.50%, 2022	**	1,979,325
	JAPAN FIN ORG MUNICIPAL REGS	Cash Equivalent - 1.38%, 2018	**	501,382
	JPMBB 2013-C17 ASB WM23 WC4.9082	Mortgage - 3.71%, 2047	**	1,454,871
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50%, 2047	**	1,809,287
	JPMBB 2015-C27 ASB	Mortgage - 3.02%, 2048	**	1,623,270
	JPMORGAN CHASE & CO SR UNSEC	Corporate Bonds - 2.78%, 2023	**	1,506,863
	JPMORGAN CHASE & CO SR UNSEC	Corporate Bonds - 4.25%, 2020	**	3,231,187
	JPMORGAN CHASE & CO UNSEC	Corporate Bonds - 3.90%, 2025	**	2,649,848
	JPN BANK FOR INT'L COOP	Corporate Bonds - 2.13%, 2020	**	3,094,715
	KFW SR UNSEC	Corporate Bonds - 1.50%, 2019	**	1,798,556
	KINDER MORGAN ENER PART	Corporate Bonds - 3.95%, 2022	**	2,159,713
	KINDER MORGAN INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	8,230
	KRAFT FOODS GROUP INC WI SR UNSEC	Corporate Bonds - 5.38%, 2020	**	107,243
	KRAFT HEINZ FOODS CO SR UNSEC	Corporate Bonds - 1.82%, 2019	**	1,807,524
	KRAFT HEINZ FOODS CO SR UNSEC	Corporate Bonds - 1.98%, 2021	**	100,465
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate Bonds - 2.91%, 2023	**	1,890,714
	LOS ANGELES CO REDEV	Municipals - 2.00%, 2023	**	1,835,019
	MEXICO LA SP GST	Credit Default Swap - 1.00%, 2019	**	28,106
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate Bonds - 2.70%, 2021	**	3,154,702
	MOODY'S CORPORATION SR UNSEC	Corporate Bonds - 4.88%, 2024	**	3,332,050
	MORGAN STANLEY	Corporate Bonds - 5.50%, 2020	**	2,173,921
	MORGAN STANLEY NT	Corporate Bonds - 5.50%, 2020	**	4,404,157
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Mortgage - 3.56%, 2046	**	1,137,186
	MSBAM 2014-C16 A4 WM23 C4.78111	Mortgage - 3.60%, 2047	**	2,130,141
	MSBAM 2014-C18 A2 WM14	Mortgage - 3.19%, 2047	**	2,183,130
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Mortgage - 3.07%, 2048	**	1,219,633
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate Bonds - 4.38%, 2020	**	5,051,117
	NATIONAL AUSTRALIA BK/NY SR UNSEC	Corporate Bonds - 2.25%, 2020	**	2,111,755
	NAVSL 2015-1 A1 1MLIB+30BP	Cash Equivalent - 1.85%, 2022	**	180,072
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	Corporate Bonds - 2.25%, 2020	**	2,009,371
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	Corporate Bonds - 2.15%, 2020	**	398,160
	PENSKE TRUCK LEASING/PTL SR UNSEC 144A	Corporate Bonds - 3.05%, 2020	**	1,633,689
	PRIVATE EXPORT FUNDING SR UNSEC 144A	Corporate Bonds - 2.10%, 2019	**	1,598,982

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	PROTECTIVE LIFE GLOBAL SEC 144A	Corporate Bonds - 2.16%, 2020	**	1,687,947
	PRUDENTIAL FINANCIAL INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	37,366
	QUALCOMM INC SR UNSEC	Corporate Bonds - 2.10%, 2020	**	1,197,058
	RABOBANK NEDERLAND UTREC	Corporate Bonds - 3.88%, 2022	**	3,710,190
	SANTANDER HOLDINGS USA SR UNSEC	Corporate Bonds - 4.50%, 2025	**	1,162,434
	SANTANDER UK GROUP HLDGS SR UNSEC	Corporate Bonds - 2.88%, 2021	**	1,508,433
	SAUDI INTERNATIONAL BOND	Government, Non US - 2.88%, 2023	**	2,965,830
	SBA TOWER TRUST NT SEC 144A 1A C	Corporate Bonds - 2.90%, 2044	**	2,207,908
	SINOPEC GRP OVERSEA 2014	Corporate Bonds - 2.75%, 2019	**	3,018,454
	SLCLT 2005-1 A3 3MLIB+10BP	Cash Equivalent - 1.52%, 2025	**	1,177,331
	SLCLT 2005-2 A3 3MLIB+11BP	Cash Equivalent - 1.70%, 2027	**	1,242,596
	SLCLT 2006-1 A5 3MLIB+11BP	Cash Equivalent - 1.70%, 2027	**	1,051,495
	SLCLT 2006-2 A5 3MLIB+10BP	Cash Equivalent - 1.69%, 2026	**	1,135,597
	SLMA 2004-1 A3	Cash Equivalent - 1.58%, 2023	**	322,442
	SLMA 2004-3 A5 3MLIB+17	Cash Equivalent - 1.54%, 2023	**	622,341
	SLMA 2005-3 A5	Cash Equivalent - 1.46%, 2024	**	715,955
	SLMA 2005-4 A3	Cash Equivalent - 1.49%, 2027	**	1,250,516
	SLMA 2005-6 A5A 3MLIB+11BP	Cash Equivalent - 1.48%, 2026	**	209,157
	SLMA 2005-7 A4 3MLIB+15BP	Cash Equivalent - 1.52%, 2029	**	1,065,466
	SLMA 2005-8 A4 3MLIB **PUT REDEMPTION**	Cash Equivalent - 1.92%, 2028	**	160,042
	SLMA 2006-6 A3 3MLIB+11BP	Cash Equivalent - 1.48%, 2025	**	596,577
	SLMA 2007-1 A5 3MLIB+9	Cash Equivalent - 1.46%, 2026	**	906,719
	SOLVAY FINANCE (AMERICA) SR UNSEC 144A	Corporate Bonds - 3.40%, 2020	**	1,739,700
	SOUTHERN CO SR UNSEC 144A	Corporate Bonds - 2.39%, 2020	**	1,614,732
	STATE STREET STIF	Cash Equivalent - 1.27%, 2030	**	579,303
	SUMITOMO MITSUI BANKING SR UNSEC FRN	Cash Equivalent - 1.94%, 2018	**	2,406,070
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate Bonds - 2.44%, 2021	**	2,978,637
	TECH DATA CORP SR UNSEC	Corporate Bonds - 3.70%, 2022	**	708,591
	TELEFONICA EMISIONES SAU	Corporate Bonds - 5.46%, 2021	**	547,282
	TELEFONICA EMISIONES SAU GLBL CO GTD	Corporate Bonds - 5.13%, 2020	**	2,022,684
	TIAA ASSET MGMT FIN LLC SR UNSEC 144A	Corporate Bonds - 2.95%, 2019	**	1,519,359
	U S AGENCY MTGE REPO	Cash Equivalent - 1.81%, 2018	**	75,706,730
	U S TREASURY NOTE	Cash Equivalent - 0.75%, 2018	**	9,514,030
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	4,934,711
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	11,691,996
	U S TREASURY NOTE	US Treasury - 2.13%, 2022	**	6,077,935
	U S TREASURY NOTE	US Treasury - 2.00%, 2024	**	7,971,439
	U S TREASURY NOTE	US Treasury - 2.13%, 2021	**	12,780,421
	U S TREASURY NOTE	US Treasury - 1.75%, 2022	**	2,112,918

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY NOTE	US Treasury - 1.88%, 2022	**	7,077,418
	U S TREASURY NOTE	US Treasury - 1.75%, 2022	**	8,482,914
	U S TREASURY NOTE	US Treasury - 2.25%, 2024	**	5,088,773
	U S TREASURY NOTE	US Treasury - 1.88%, 2024	**	4,933,527
	U S TREASURY NOTE	US Treasury - 1.88%, 2022	**	10,903,274
	U S TREASURY NOTE	US Treasury - 1.13%, 2021	**	4,173,986
	U S TREASURY NOTE	US Treasury - 1.13%, 2021	**	1,249,290
	UBS GROUP FUNDING SWITZE SR UNSEC 144A	Corporate Bonds - 2.86%, 2023	**	3,485,978
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Mortgage - 2.69%, 2046	**	1,209,869
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2050	**	1,659,945
	UNIV OF PITTSBURGH PA	Municipals - 2.32%, 2021	**	3,010,759
	VERIZON COMMUNICATIONS SR UNSEC 144A	Corporate Bonds - 3.38%, 2025	**	4,387,523
	VM CASH CCP CME FOB USD	Cash Equivalent - 0.01%, 2060	**	19,815
	VM CASH CCP ICE FOB USD	Cash Equivalent - 0.01%, 2060	**	12,023
	VM CASH FUT DOM FOB USD	Cash Equivalent - 0.01%, 2060	**	9,737
	VOLKSWAGEN GROUP AMERICA SR UNSEC 144A	Corporate Bonds - 1.92%, 2018	**	1,001,493
	WEA FINANCE LLC/WESTFIEL UNSEC 144A	Corporate Bonds - 2.70%, 2019	**	3,031,181
	WELLS FARGO & COMPANY SR UNSEC	Corporate Bonds - 2.47%, 2023	**	1,841,849
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	2,995,270
	WFCM 2015-C26 ASB WM15	Mortgage - 2.99%, 2048	**	1,519,543
	WFCM 2015-C29 ASB WM15	Mortgage - 3.40%, 2048	**	1,649,067
	WFCM 2015-C30 ASB WM25 WC4.53	Mortgage - 3.41%, 2058	**	1,753,617
	WFCM 2016-C35 ASB WM16 WC0.0	Mortgage - 2.79%, 2048	**	1,445,192
	WFCM 2017-C42 ASB	Mortgage - 3.49%, 2050	**	1,551,488
	WISCONSIN-A-REF-TXBL	Municipals - 1.90%, 2022	**	1,855,817

	Capital Preservation Fund Total			519,781,686

	ARTISAN MIDCAP INVESTOR FUND
	STATE STREET STIF	Money market fund	**	5,029,109
	ACTIVISION BLIZZARD INC	Common stock	**	704,878
	ALBEMARLE CORP	Common stock	**	1,484,803
	ALEXION PHARMACEUTICALS INC	Common stock	**	810,820
	APTIV PLC	Common stock	**	2,576,711
	ATLASSIAN CORP PLC, CLASS A	Common stock	**	3,167,828
	BECTON DICKINSON AND CO	Common stock	**	3,043,933
	BOSTON SCIENTIFIC CORP	Common stock	**	3,706,824

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BOX INC, CLASS A	Common stock	**	1,329,779
	BWX TECHNOLOGIES INC	Common stock	**	2,037,787
	CBOE GLOBAL MARKETS INC	Common stock	**	2,221,564
	CBS CORP, CLASS B NON VOTING	Common stock	**	2,486,319
	CIGNA CORP	Common stock	**	4,124,758
	CINTAS CORP	Common stock	**	2,814,601
	COHERENT INC	Common stock	**	962,088
	CONCHO RESOURCES INC	Common stock	**	3,351,558
	DELPHI TECHNOLOGIES PLC	Common stock	**	647,322
	DENTSPLY SIRONA INC	Common stock	**	1,009,964
	DEXCOM INC	Common stock	**	782,972
	DIAMONDBACK ENERGY INC	Common stock	**	2,640,266
	DISCOVER FINANCIAL SERVICES	Common stock	**	1,653,011
	EDWARDS LIFESCIENCES CORP	Common stock	**	2,457,642
	EXPEDIA GROUP INC	Common stock	**	1,588,989
	FIDELITY NATIONAL INFO SERV	Common stock	**	1,927,057
	FIRST REPUBLIC BANK/CA	Common stock	**	2,533,007
	FORTUNE BRANDS HOME & SECURITY	Common stock	**	2,797,417
	GARDNER DENVER HOLDINGS INC	Common stock	**	2,057,956
	GARTNER INC	Common stock	**	2,790,086
	GLOBAL PAYMENTS INC	Common stock	**	6,165,261
	GUIDEWIRE SOFTWARE INC	Common stock	**	2,786,012
	HARRIS CORP	Common stock	**	2,867,138
	HUBSPOT INC	Common stock	**	617,297
	IHS MARKIT LTD	Common stock	**	4,951,871
	LKQ CORP	Common stock	**	6,475,599
	MATCH GROUP INC	Common stock	**	953,953
	MAXIM INTEGRATED PRODUCTS	Common stock	**	1,645,199
	MONSTER BEVERAGE CORP	Common stock	**	2,467,740
	MOTOROLA SOLUTIONS INC	Common stock	**	2,128,772
	NEUROCRINE BIOSCIENCES INC	Common stock	**	699,551
	PROGRESSIVE CORP	Common stock	**	4,983,363
	PROOFPOINT INC	Common stock	**	2,334,016
	REGENERON PHARMACEUTICALS	Common stock	**	1,388,044
	ROPER TECHNOLOGIES INC	Common stock	**	2,904,685
	S+P GLOBAL INC	Common stock	**	4,982,223
	SEALED AIR CORP	Common stock	**	595,593

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SKECHERS USA INC, CLASS A	Common stock	**	695,499
	SMITH (A.O.) CORP	Common stock	**	1,405,947
	STANLEY BLACK + DECKER INC	Common stock	**	1,102,137
	SVB FINANCIAL GROUP	Common stock	**	2,077,982
	TABLEAU SOFTWARE INC, CLASS A	Common stock	**	2,982,728
	TD AMERITRADE HOLDING CORP	Common stock	**	1,797,271
	TRANSUNION	Common stock	**	2,173,338
	VEEVA SYSTEMS INC, CLASS A	Common stock	**	2,715,519
	WABTEC CORP	Common stock	**	1,809,456
	WASTE CONNECTIONS INC	Common stock	**	2,668,408
	WAYFAIR INC, CLASS A	Common stock	**	1,156,450
	WEST PHARMACEUTICAL SERVICES	Common stock	**	1,117,142
	WORKDAY INC, CLASS A	Common stock	**	1,092,789
	WORLDPAY INC, CLASS A	Common stock	**	2,363,088
	ZYNGA INC, CLASS A	Common stock	**	383,140

	Artisan Midcap Investor Fund Total			137,226,260

	METWEST TOTAL RETURN FUND
	STATE STREET STIF	Money market fund	**	6,244,008
	ABBVIE INC SR UNSECURED	Corporate Bonds - 4.30%, 2036	**	107,153
	ABBVIE INC SR UNSECURED	Corporate Bonds - 4.70%, 2045	**	140,159
	ACE SECURITIES CORP. ACE 2004 IN1 A1	Other Asset Backed - 2.19%, 2034	**	1,130,669
	AERCAP IRELAND CAP/GLOBA COMPANY GUAR	Corporate Bonds - 3.95%, 2022	**	257,662
	AETNA INC SR UNSECURED	Corporate Bonds - 1.70%, 2018	**	549,136
	ALEXANDRIA REAL ESTATE E COMPANY GUAR	Corporate Bonds - 2.75%, 2020	**	502,106
	ALIMENTATION COUCHE TARD COMPANY GUAR 144A	Corporate Bonds - 3.55%, 2027	**	474,560
	ALLERGAN FUNDING SCS COMPANY GUAR	Corporate Bonds - 4.55%, 2035	**	185,179
	AMAZON.COM INC SR UNSECURED 144A	Corporate Bonds - 2.80%, 2024	**	353,921
	AMER AIRLN 13 1 A PASS T AMER AIRLN 13 1 A PASS T	Other Asset Backed - 4.00%, 2027	**	329,869
	AMERICA WEST AIR 2000 1 PASS THRU CE	Corporate Bonds - 8.06%, 2022	**	382,628
	AMERICAN CAMPUS CMNTYS COMPANY GUAR	Corporate Bonds - 3.35%, 2020	**	407,947
	AMERICAN HOME MORTGAGE INVESTM AHM 2004 4 4A	Mortgage - 3.66%, 2045	**	624,226
	AMERICAN TOWER CORP SR UNSECURED	Corporate Bonds - 3.00%, 2023	**	239,371
	AMGEN INC SR UNSECURED	Corporate Bonds - 4.66%, 2051	**	307,589

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ANHEUSER BUSCH INBEV FIN COMPANY GUAR	Corporate Bonds - 3.65%, 2026	**	154,797
	ANHEUSER BUSCH INBEV FIN COMPANY GUAR	Corporate Bonds - 4.90%, 2046	**	139,079
	ANTHEM INC SR UNSECURED	Corporate Bonds - 2.25%, 2019	**	299,439
	ASTRAZENECA PLC SR UNSECURED	Corporate Bonds - 3.13%, 2027	**	123,521
	AT+T INC SR UNSECURED	Corporate Bonds - 5.25%, 2037	**	407,185
	AT+T INC SR UNSECURED	Corporate Bonds - 4.75%, 2046	**	469,463
	AT+T INC SR UNSECURED	Corporate Bonds - 4.80%, 2044	**	212,653
	AT+T INC SR UNSECURED	Corporate Bonds - 4.90%, 2037	**	278,464
	AT+T INC SR UNSECURED 144A	Corporate Bonds - 4.30%, 2030	**	249,301
	BABSON CLO LTD BABSN 2015 IA A 144A	Other Asset Backed - 2.79%, 2027	**	584,516
	BANC OF AMERICA MERRILL LYNCH BAMLL 2012 PARK A 144A	Mortgage - 2.96%, 2030	**	222,463
	BANK OF AMERICA CORP SR UNSECURED	Corporate Bonds - 6.88%, 2018	**	903,597
	BANK OF AMERICA CORP SR UNSECURED	Corporate Bonds - 5.65%, 2018	**	1,158,664
	BANK OF AMERICA CORP SR UNSECURED	Corporate Bonds - 2.37%, 2021	**	798,599
	BANK OF AMERICA CORP SR UNSECURED	Corporate Bonds - 3.59%, 2028	**	670,859
	BANK OF AMERICA CORP SR UNSECURED	Corporate Bonds - 3.09%, 2025	**	354,186
	BANK OF AMERICA CORP SR UNSECURED 144A	Corporate Bonds - 3.00%, 2023	**	377,968
	BANK OF NY MELLON CORP SR UNSECURED	Corporate Bonds - 2.66%, 2023	**	599,679
	BAT CAPITAL CORP COMPANY GUAR 144A	Corporate Bonds - 2.30%, 2020	**	497,250
	BAXALTA INC COMPANY GUAR	Corporate Bonds - 2.88%, 2020	**	427,745
	BCAP LLC TRUST BCAP 2008 IND2 A1	Mortgage - 3.20%, 2038	**	490,618
	BEAR STEARNS ADJUSTABLE RATE M BSARM 2003 7 9A	Mortgage - 3.74%, 2033	**	671,686
	BEAR STEARNS COS LLC COMPANY GUAR	Corporate Bonds - 7.25%, 2018	**	1,912,617
	BOSTON PROPERTIES LP SR UNSECURED	Corporate Bonds - 3.20%, 2025	**	239,235
	CANADIAN NATL RESOURCES SR UNSECURED	Corporate Bonds - 3.85%, 2027	**	75,530
	CELGENE CORP SR UNSECURED	Corporate Bonds - 5.00%, 2045	**	397,106
	CENTEX HOME EQUITY CXHE 2005 D M2	Other Asset Backed - 2.01%, 2005	**	921,961
	CHARTER COMM OPT LLC/CAP SR SECURED	Corporate Bonds - 4.46%, 2022	**	620,793
	CIGNA CORP SR UNSECURED	Corporate Bonds - 3.05%, 2027	**	348,693
	CITIGROUP INC SR UNSECURED	Corporate Bonds - 1.80%, 2018	**	499,948
	CITIGROUP INC SR UNSECURED	Corporate Bonds - 1.75%, 2018	**	999,166
	CITIGROUP INC SR UNSECURED	Corporate Bonds - 6.13%, 2018	**	639,546
	CITIGROUP INC SR UNSECURED	Corporate Bonds - 2.50%, 2019	**	601,841
	CITIGROUP INC SR UNSECURED	Corporate Bonds - 3.67%, 2028	**	593,511
	CITIGROUP MORTGAGE LOAN TRUST CMLTI 2015 6 2A1 144A	Mortgage - 1.60%, 2035	**	540,990

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	COLLEGIATE FUNDING SERVICES ED COELT 2005 A A4	Other Asset Backed - 1.53%, 2035	**	1,041,939
	COLUMBIA PIPELINE GROUP COMPANY GUAR	Corporate Bonds - 2.45%, 2018	**	750,443
	COMM MORTGAGE TRUST COMM 2013 300P A1 144A	Mortgage - 4.35%, 2030	**	219,639
	COMM MORTGAGE TRUST COMM 2016 787S A 144A	Mortgage - 3.55%, 2036	**	219,582
	CONTL AIRLINES 2007 1 PASS THRU CE	Corporate Bonds - 5.98%, 2023	**	109,741
	CONTL AIRLINES 2009 2 PASS THRU CE	Corporate Bonds - 7.25%, 2021	**	611,390
	COX COMMUNICATIONS INC SR UNSECURED 144A	Corporate Bonds - 3.15%, 2024	**	344,710
	CROWN CASTLE INTL CORP SR UNSECURED	Corporate Bonds - 3.20%, 2024	**	588,831
	CVS HEALTH CORP SR UNSECURED	Corporate Bonds - 5.13%, 2045	**	229,219
	DRYDEN SENIOR LOAN FUND DRSLF 2012 25A ARR 144A	Other Asset Backed - 2.26%, 2027	**	324,836
	DUKE ENERGY CAROLINAS 1ST REF MORT	Corporate Bonds - 3.75%, 2045	**	720,934
	DUKE ENERGY PROGRESS INC 1ST MORTGAGE	Corporate Bonds - 4.20%, 2045	**	551,428
	DUQUESNE LIGHT HOLDINGS SR UNSECURED 144A	Corporate Bonds - 5.90%, 2021	**	884,548
	EMERA US FINANCE LP COMPANY GUAR	Corporate Bonds - 2.15%, 2019	**	657,432
	ENCORE CREDIT RECEIVABLES TRUS ECR 2005 4 M1	Other Asset Backed - 1.97%, 2036	**	104,429
	ENERGY TRANSFER PARTNERS COMPANY GUAR	Corporate Bonds - 5.15%, 2045	**	340,321
	FANNIEMAE ACES FNA 2012 M11 FA	Mortgage - 1.74%, 2019	**	454,957
	FANNIEMAE ACES FNA 2015 M1 A2	Mortgage - 2.53%, 2024	**	1,142,848
	FANNIEMAE ACES FNA 2017 M11 FA	Mortgage - 1.71%, 2024	**	1,073,737
	FARMERS EXCHANGE CAP III SUBORDINATED 144A	Corporate Bonds - 5.45%, 2054	**	776,016
	FED HM LN PC POOL G07957 FG	Mortgage - 4.00%, 2045	**	940,919
	FED HM LN PC POOL G08676 FG	Mortgage - 3.50%, 2045	**	640,836
	FED HM LN PC POOL G08707 FG	Mortgage - 4.00%, 2046	**	501,581
	FED HM LN PC POOL G08711 FG	Mortgage - 3.50%, 2046	**	1,270,544
	FED HM LN PC POOL G08712 FG	Mortgage - 4.00%, 2046	**	380,508
	FED HM LN PC POOL G08715 FG	Mortgage - 3.00%, 2046	**	1,437,745
	FED HM LN PC POOL G08716 FG	Mortgage - 3.50%, 2046	**	424,033
	FED HM LN PC POOL G08721 FG	Mortgage - 3.00%, 2046	**	793,819
	FED HM LN PC POOL G08726 FG	Mortgage - 3.00%, 2046	**	943,067
	FED HM LN PC POOL G08732 FG	Mortgage - 3.00%, 2046	**	1,057,819
	FED HM LN PC POOL G08741 FG	Mortgage - 3.00%, 2047	**	302,203
	FED HM LN PC POOL G08747 FG	Mortgage - 3.00%, 2047	**	517,934
	FED HM LN PC POOL G08750 FG	Mortgage - 3.00%, 2047	**	1,800,413

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FED HM LN PC POOL G08791 FG	Mortgage - 3.00%, 2047	**	324,327
	FED HM LN PC POOL G08792 FG	Mortgage - 3.50%, 2047	**	691,939
	FED HM LN PC POOL G18622 FG	Mortgage - 2.50%, 2031	**	472,416
	FED HM LN PC POOL G18626 FG	Mortgage - 2.50%, 2032	**	389,555
	FED HM LN PC POOL G18627 FG	Mortgage - 3.00%, 2032	**	187,835
	FED HM LN PC POOL G60023 FG	Mortgage - 3.50%, 2045	**	1,737,197
	FED HM LN PC POOL G60344 FG	Mortgage - 4.00%, 2045	**	1,555,186
	FED HM LN PC POOL G67700 FG	Mortgage - 3.50%, 2046	**	1,417,370
	FED HM LN PC POOL G67703 FG	Mortgage - 3.50%, 2047	**	1,996,581
	FED HM LN PC POOL G67706 FG	Mortgage - 3.50%, 2047	**	231,164
	FHLMC MULTIFAMILY STRUCTURED P FHMS KF09 A	Mortgage - 1.75%, 2022	**	1,010,160
	FHLMC MULTIFAMILY STRUCTURED P FHMS KF34 A	Mortgage - 1.73%, 2024	**	473,103
	FHLMC MULTIFAMILY STRUCTURED P FHMS KW02 A1	Mortgage - 2.90%, 2026	**	274,769
	FHLMC MULTIFAMILY STRUCTURED P FHMS KW03 A1	Mortgage - 2.62%, 2026	**	919,151
	FHLMC TBA 30 YR 3.5 GOLD SINGLE FAMILY	Mortgage - 3.50%, 2048	**	1,812,527
	FNMA POOL 467944 FN	Mortgage - 4.25%, 2021	**	518,000
	FNMA POOL 468058 FN	Mortgage - 4.39%, 2021	**	487,589
	FNMA POOL 468255 FN	Mortgage - 4.24%, 2021	**	564,650
	FNMA POOL 468822 FN	Mortgage - 4.10%, 2021	**	464,570
	FNMA POOL 471713 FN	Mortgage - 2.85%, 2022	**	381,459
	FNMA POOL AL0151 FN	Mortgage - 4.38%, 2021	**	690,244
	FNMA POOL AL0705 FN	Mortgage - 3.48%, 2020	**	203,558
	FNMA POOL AL2293 FN	Mortgage - 4.38%, 2021	**	1,158,236
	FNMA POOL AL6167 FN	Mortgage - 3.50%, 2044	**	873,139
	FNMA POOL AL9472 FN	Mortgage - 4.00%, 2043	**	400,922
	FNMA POOL AM0762 FN	Mortgage - 3.29%, 2032	**	352,086
	FNMA POOL AM2749 FN	Mortgage - 2.83%, 2023	**	386,370
	FNMA POOL AM7013 FN	Mortgage - 3.39%, 2029	**	335,141
	FNMA POOL AM8774 FN	Mortgage - 2.67%, 2025	**	556,298
	FNMA POOL AM9793 FN	Mortgage - 3.12%, 2027	**	423,725
	FNMA POOL AN2812 FN	Mortgage - 2.56%, 2028	**	401,004
	FNMA POOL AN4833 FN	Mortgage - 3.32%, 2027	**	470,180
	FNMA POOL AN5676 FN	Mortgage - 3.25%, 2029	**	478,027
	FNMA POOL AN6553 FN	Mortgage - 3.17%, 2031	**	476,521
	FNMA POOL AS9830 FN	Mortgage - 4.00%, 2047	**	582,519
	FNMA POOL AS9972 FN	Mortgage - 4.00%, 2047	**	482,915
	FNMA POOL BM1767 FN	Mortgage - 4.50%, 2046	**	4,771,998

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA POOL FN0001 FN	Mortgage - 3.76%, 2020	**	493,362
	FNMA POOL MA2883 FN	Mortgage - 3.00%, 2027	**	493,259
	FNMA POOL MA2915 FN	Mortgage - 3.00%, 2027	**	265,874
	FNMA POOL MA3027 FN	Mortgage - 4.00%, 2047	**	755,911
	FNMA POOL MA3029 FN	Mortgage - 3.00%, 2032	**	354,838
	FNMA POOL MA3058 FN	Mortgage - 4.00%, 2047	**	596,851
	FNMA POOL MA3246 FN	Mortgage - 2.50%, 2033	**	274,706
	FNMA TBA 15 YR 3 SINGLE FAMILY MORTGAGE	Mortgage - 3.00%, 2032	**	1,191,709
	FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	Mortgage - 3.00%, 2032	**	1,205,000
	FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	Mortgage - 3.50%, 2047	**	8,280,487
	FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	Mortgage - 4.00%, 2046	**	1,558,151
	FORD MOTOR CREDIT CO LLC SR UNSECURED	Corporate Bonds - 2.15%, 2018	**	200,004
	FREDDIE MAC FHR 4639 HZ	Mortgage - 1.75%, 2053	**	571,772
	FRESENIUS MED CARE II COMPANY GUAR 144A	Corporate Bonds - 6.50%, 2018	**	721,776
	GENERAL MOTORS CO SR UNSECURED	Corporate Bonds - 3.50%, 2018	**	353,641
	GENERAL MOTORS FINL CO COMPANY GUAR	Corporate Bonds - 2.40%, 2019	**	300,073
	GILEAD SCIENCES INC SR UNSECURED	Corporate Bonds - 4.50%, 2045	**	388,999
	GNMA II POOL MA2374 G2	Mortgage - 5.00%, 2044	**	582,889
	GNMA II POOL MA3521 G2	Mortgage - 3.50%, 2046	**	682,708
	GNMA II POOL MA3597 G2	Mortgage - 3.50%, 2046	**	740,577
	GNMA II POOL MA3736 G2	Mortgage - 3.50%, 2046	**	714,429
	GNMA II POOL MA3937 G2	Mortgage - 3.50%, 2046	**	181,766
	GNMA II POOL MA4069 G2	Mortgage - 3.50%, 2046	**	688,284
	GNMA II POOL MA4126 G2	Mortgage - 3.00%, 2046	**	1,243,888
	GNMA II POOL MA4127 G2	Mortgage - 3.50%, 2046	**	293,269
	GNMA II POOL MA4130 G2	Mortgage - 5.00%, 2046	**	842,106
	GNMA II POOL MA4324 G2	Mortgage - 5.00%, 2047	**	290,446
	GNMA II POOL MA4450 G2	Mortgage - 3.00%, 2047	**	453,172
	GNMA II POOL MA4510 G2	Mortgage - 3.50%, 2047	**	1,182,390
	GNMA II POOL MA4838 G2	Mortgage - 4.00%, 2047	**	627,286
	GNMA II TBA 30 YR 3 JUMBOS	Mortgage - 3.00%, 2047	**	1,170,513
	GNMA II TBA 30 YR 3.5 JUMBOS	Mortgage - 3.50%, 2047	**	1,287,019
	GNMA II TBA 30 YR 4 JUMBOS	Mortgage - 4.00%, 2048	**	588,968
	GNMA II TBA 30 YR 4.5 JUMBOS	Mortgage - 4.50%, 2048	**	5,805,696
	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 5.95%, 2018	**	1,101,735

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 7.50%, 2019	**	1,479,570
	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 6.15%, 2018	**	712,420
	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 3.69%, 2028	**	304,337
	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 5.25%, 2025	**	298,042
	GOLDMAN SACHS GROUP INC SR UNSECURED	Corporate Bonds - 3.27%, 2025	**	353,570
	GREENPOINT MORTGAGE FUNDING TR GPMF 2005 HY1 1A1A	Mortgage - 1.82%, 2035	**	338,472
	GS MORTGAGE SECURITIES TRUST GSMS 2012 ALOH A 144A	Mortgage - 3.55%, 2034	**	190,752
	GS MORTGAGE SECURITIES TRUST GSMS 2013 KING A 144A	Mortgage - 2.71%, 2027	**	91,093
	HARBORVIEW MORTGAGE LOAN TRUST HVMLT 2005 9 2A1A	Mortgage - 1.84%, 2036	**	821,567
	HBOS PLC SUBORDINATED 144A	Corporate Bonds - 6.75%, 2018	**	635,596
	HCP INC SR UNSECURED	Corporate Bonds - 4.20%, 2024	**	810,794
	HEALTHCARE REALTY TRUST SR UNSECURED	Corporate Bonds - 3.75%, 2023	**	203,431
	HEALTHCARE REALTY TRUST SR UNSECURED	Corporate Bonds - 3.88%, 2025	**	227,973
	HIGHER EDUCATION FUNDING 05/34 FRN	Other Asset Backed - 2.51%, 2034	**	1,018,719
	INDIANA MICHIGAN POWER SR UNSECURED	Corporate Bonds - 4.55%, 2046	**	342,166
	INTERNATIONAL TRANSMISSI 1ST MORTGAGE	Corporate Bonds - 4.63%, 2043	**	674,648
	INTL LEASE FINANCE CORP SR SECURED 144A	Corporate Bonds - 7.13%, 2018	**	309,561
	JOHNSON + JOHNSON SR UNSECURED	Corporate Bonds - 2.90%, 2028	**	360,535
	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2012 HSBC A 144A	Mortgage - 3.09%, 2032	**	231,583
	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 NINE A 144A	Mortgage - 2.85%, 2038	**	127,337
	JP MORGAN MORTGAGE ACQUISITION JPMAC 2005 FLD1 M3	Other Asset Backed - 2.33%, 2035	**	170,503
	JPMBB COMMERCIAL MORTGAGE SECU JPMBB 2014 C23 A3	Mortgage - 3.37%, 2047	**	1,022,973
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bonds - 1.80%, 2018	**	399,969
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bonds - 3.78%, 2028	**	518,125
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bonds - 3.54%, 2028	**	406,939
	JPMORGAN CHASE + CO SR UNSECURED	Corporate Bonds - 2.55%, 2020	**	401,176
	KAISER FOUNDATION HOSPIT COMPANY GUAR	Corporate Bonds - 3.15%, 2027	**	350,330
	KINDER MORGAN INC COMPANY GUAR 144A	Corporate Bonds - 5.63%, 2023	**	552,052

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	KRAFT HEINZ FOODS CO COMPANY GUAR	Corporate Bonds - 4.38%, 2046	**	420,984
	L3 TECHNOLOGIES INC COMPANY GUAR	Corporate Bonds - 5.20%, 2019	**	576,079
	LIBERTY STREET TRUST LBTY 2016 225L A 144A	Mortgage - 3.60%, 2036	**	221,452
	LLOYDS BANKING GROUP PLC SR UNSECURED	Corporate Bonds - 2.91%, 2023	**	356,915
	LOS ANGELES CA UNIF SCH DIST LOSSCD	Municipals - 5.98%, 2027	**	643,293
	MAGNETITE CLO LTD MAGNE 2014 9A A1R 144A	Other Asset Backed - 2.37%, 2026	**	359,972
	MAGNETITE CLO LTD MAGNE 2015 12A AR 144A	Other Asset Backed - 2.69%, 2027	**	499,916
	METROPOLITAN WEST FLOATING RAT MTRPLTN WST FLTNG RT INC I	Mutual Funds	**	3,608,787
	METROPOLITAN WEST HIGH YIELD B MTRPLTN WST HI YLD BND I	Mutual Funds	**	3,616,540
	MICROSOFT CORP SR UNSECURED	Corporate Bonds - 3.75%, 2045	**	368,723
	MLCC MORTGAGE INVESTORS INC MLCC 2004 A A1	Mortgage - 2.01%, 2045	**	618,755
	MORGAN STANLEY REREMIC TRUST MSRR 2015 R2 1A1 144A	Mortgage - 1.65%, 2046	**	787,582
	MORGAN STANLEY SR UNSECURED	Corporate Bonds - 2.21%, 2020	**	803,189
	MORGAN STANLEY SR UNSECURED	Corporate Bonds - 7.30%, 2019	**	533,055
	MORGAN STANLEY SR UNSECURED	Corporate Bonds - 5.50%, 2020	**	214,436
	MORGAN STANLEY SR UNSECURED	Corporate Bonds - 2.29%, 2022	**	1,008,031
	MORTGAGEIT TRUST MHL 2005 2 1A1	Mortgage - 2.07%, 2035	**	472,578
	MORTGAGEIT TRUST MHL 2005 5 A1	Mortgage - 1.81%, 2035	**	1,183,005
	NATIONSTAR HOME EQUITY LOAN TR NSTR 2006 B AV4	Other Asset Backed - 1.83%, 2036	**	831,069
	NATIONWIDE MUTUAL INSURA SUBORDINATED 144A 12/24 VAR	Corporate Bonds - 3.88%, 2024	**	398,030
	NAVIENT STUDENT LOAN TRUST NAVSL 2015 2 A3	Other Asset Backed - 2.12%, 2040	**	1,172,530
	NAVIENT STUDENT LOAN TRUST NAVSL 2017 5A A 144A	Other Asset Backed - 2.35%, 2066	**	1,169,208
	NELNET STUDENT LOAN TRUST NSLT 2015 2A A2 144A	Other Asset Backed - 2.15%, 2047	**	721,921
	NELNET STUDENT LOAN TRUST NSLT 2015 3A A2 144A	Other Asset Backed - 1.93%, 2051	**	1,002,202
	NEW YORK CITY NY MUNI WTR FIN NYCUTL	Municipals - 5.95%, 2042	**	943,117
	NEW YORK CITY NY TRANSITIONAL NYCGEN	Municipals - 5.57%, 2038	**	538,229
	NEW YORK ST DORM AUTH ST PERSO NYSHGR	Municipals - 5.29%, 2033	**	586,485
	NEXTERA ENERGY CAPITAL COMPANY GUAR	Corporate Bonds - 1.65%, 2019	**	598,266
	NOBLE ENERGY INC SR UNSECURED	Corporate Bonds - 5.25%, 2043	**	83,007
	NYU HOSPITALS CENTER SECURED	Corporate Bonds - 4.78%, 2044	**	571,348

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ORACLE CORP SR UNSECURED	Corporate Bonds - 3.25%, 2027	**	244,072
	PENNSYLVANIA HIGHER EDUCATION PHEAA 2015 1A A 144A	Other Asset Backed - 2.15%, 2041	**	781,166
	PLAINS ALL AMER PIPELINE SR UNSECURED	Corporate Bonds - 4.65%, 2025	**	360,672
	PNC BANK NA SR UNSECURED	Corporate Bonds - 1.50%, 2018	**	674,788
	POTOMAC ELECTRIC POWER 1ST MORTGAGE	Corporate Bonds - 3.60%, 2024	**	523,316
	PROTECTIVE LIFE GLOBAL SR SECURED 144A	Corporate Bonds - 1.72%, 2018	**	542,123
	RAYMOND JAMES FINANCIAL SR UNSECURED	Corporate Bonds - 4.95%, 2046	**	260,028
	RBSCF TRUST RBSCF 2013 GSP A 144A	Mortgage- 3.83%, 2032	**	217,322
	SEQUOIA MORTGAGE TRUST SEMT 2003 8 A1	Mortgage - 2.14%, 2034	**	641,933
	SHIRE ACQ INV IRELAND DA COMPANY GUAR	Corporate Bonds - 1.90%, 2019	**	198,189
	SL GREEN OPERATING PARTN COMPANY GUAR	Corporate Bonds - 3.25%, 2022	**	249,042
	SLM STUDENT LOAN TRUST SLMA 2004 10 A6A 144A	Other Asset Backed - 1.92%, 2064	**	1,211,665
	SLM STUDENT LOAN TRUST SLMA 2005 7 A4	Other Asset Backed - 1.52%, 2029	**	1,098,488
	SLM STUDENT LOAN TRUST SLMA 2008 2 B	Other Asset Backed - 2.57%, 2083	**	194,579
	SLM STUDENT LOAN TRUST SLMA 2008 4 B	Other Asset Backed - 3.22%, 2029	**	243,943
	SLM STUDENT LOAN TRUST SLMA 2008 5 B	Other Asset Backed - 3.22%, 2030	**	400,999
	SLM STUDENT LOAN TRUST SLMA 2008 8 B	Other Asset Backed - 3.62%, 2029	**	242,492
	SLM STUDENT LOAN TRUST SLMA 2008 9 B	Other Asset Backed - 3.62%, 2083	**	398,550
	SLM STUDENT LOAN TRUST SLMA 2012 3 A	Other Asset Backed - 1.98%, 2038	**	554,735
	SLM STUDENT LOAN TRUST SLMA 2012 7 A3	Other Asset Backed - 1.98%, 2026	**	595,789
	SPECTRA ENERGY PARTNERS SR UNSECURED	Corporate Bonds - 3.50%, 2025	**	200,842
	SPRINT SPECTRUM / SPEC I SR SECURED 144A	Corporate Bonds - 3.36%, 2023	**	339,609
	STRUCTURED ASSET MORTGAGE INVE SAMI 2004 AR2 2A	Mortgage - 3.27%, 2034	**	700,253
	TC PIPELINES LP SR UNSECURED	Corporate Bonds - 4.38%, 2025	**	572,162
	TCW EMERGING MARKETS INCOME FO	Common stock	**	435,096
	TCW EMERGING MARKETS INCOME FO TCW EMERGING MARKETS INCOME FO	Mutual Funds	**	1,298,346
	TEVA PHARMA FIN IV LLC COMPANY GUAR	Corporate Bonds - 2.25%, 2020	**	241,760
	TSY INFL IX N/B	Government Issues - 0.88%, 2047	**	2,499,598
	TSY INFL IX N/B	Government Issues - 0.13%, 2018	**	1,119,117
	TSY INFL IX N/B	Government Issues - 0.13%, 2022	**	1,178,351
	TSY INFL IX N/B	Government Issues - 0.13%, 2026	**	1,327,240
	TSY INFL IX N/B	Government Issues - 0.38%, 2027	**	1,619,863
	UBS AG STAMFORD CT SR UNSECURED	Corporate Bonds - 1.80%, 2018	**	460,016

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	UNITED TECHNOLOGIES CORP JR SUBORDINA	Corporate Bonds - 1.78%, 2018	**	599,082
	UNITEDHEALTH GROUP INC SR UNSECURED	Corporate Bonds - 4.75%, 2045	**	442,951
	UNIV OF CALIFORNIA CA REVENUES UNVHGR	Municipals - 3.93%, 2045	**	571,093
	US 2YR NOTE (CBT) MAR18 XCBT 20180329	Future - 0.00%, 2018	**	21,410,938
	US TREASURY N/B	Government Issues - 1.50%, 2019	**	9,757,453
	US TREASURY N/B	Government Issues - 2.00%, 2022	**	14,705,773
	US TREASURY N/B	Government Issues - 1.75%, 2019	**	3,306,713
	US TREASURY N/B	Government Issues - 2.00%, 2022	**	19,124,340
	US TREASURY N/B	Government Issues - 2.25%, 2027	**	7,463,251
	US TREASURY N/B	Government Issues - 2.75%, 2047	**	11,759,261
	US TREASURY N/B	Government Issues - 1.88%, 2019	**	1,219,619
	US TREASURY N/B	Government Issues - 2.13%, 2022	**	1,712,878
	US ULTRA BOND CBT MAR18 XCBT 20180320	Future	**	502,969
	VENTAS REALTY LP COMPANY GUAR	Corporate Bonds - 3.85%, 2027	**	305,526
	VERIZON COMMUNICATIONS SR UNSECURED	Corporate Bonds - 4.50%, 2033	**	372,335
	VERIZON COMMUNICATIONS SR UNSECURED	Corporate Bonds - 4.86%, 2046	**	499,979
	VERIZON COMMUNICATIONS SR UNSECURED	Corporate Bonds - 4.52%, 2048	**	246,162
	VIACOM INC SR UNSECURED	Corporate Bonds - 3.45%, 2026	**	239,061
	VNO MORTGAGE TRUST VNDO 2012 6AVE A 144A	Mortgage - 3.00%, 2030	**	242,211
	WALGREENS BOOTS ALLIANCE SR UNSECURED	Corporate Bonds - 3.45%, 2026	**	148,328
	WALGREENS BOOTS ALLIANCE SR UNSECURED 11//44	Corporate Bonds - 4.80%, 2044	**	188,413
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR1 A1A	Mortgage - 2.19%, 2045	**	656,653
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR13 A1A2	Mortgage - 2.51%, 2045	**	749,964
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A1A	Mortgage - 1.86%, 2045	**	733,597
	WEA FINANCE LLC/WESTFIEL COMPANY GUAR 144A	Corporate Bonds - 2.70%, 2019	**	653,509
	WELLS FARGO + CO COMPANY GUAR	Corporate Bonds - 5.75%, 2018	**	652,015
	WELLS FARGO + COMPANY SR UNSECURED	Corporate Bonds - 3.00%, 2026	**	858,462
	WELLS FARGO + COMPANY SR UNSECURED	Corporate Bonds - 2.63%, 2022	**	1,636,152
	WELLS FARGO + COMPANY SR UNSECURED	Corporate Bonds - 3.55%, 2025	**	472,174
	WELLS FARGO BANK NA SR UNSECURED	Corporate Bonds - 2.15%, 2019	**	439,321
	WELLS FARGO COMMERCIAL MORTGAG WFCM 2012 LC5 A3	Mortgage - 2.92%, 2050	**	443,126
	WELLTOWER INC SR UNSECURED	Corporate Bonds - 3.75%, 2023	**	823,825
	WILLIAMS PARTNERS LP SR UNSECURED	Corporate Bonds - 5.10%, 2045	**	329,931

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Total Metwest Total Return Fund			281,469,384

		Total Investments		3,895,007,221

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 10%	$—	62,281,227

				$3,957,288,448
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2017
#34-1843785 Plan 002
__________________________________________________________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single
	EQUITY INDEX FUND M	N/A	$804,469,940	N/A	$—	$634,905,082	$804,469,940	$169,564,858

	BLACKROCK INSTL TR CO	$804,469,940	N/A	N/A	$—	$804,469,940	$804,469,940	N/A

Series
*	STATE STREET STIF	$704,047,840	N/A	N/A	$—	$704,047,840	$704,047,840	N/A
	701 Transactions

*	STATE STREET STIF	N/A	$729,306,499	N/A	$—	$729,306,499	$729,306,499	$—
	953 Transactions

	EQUITY INDEX FUND M	$10,952,540	N/A	N/A	$—	$10,952,540	$10,952,540	N/A
	18 Transactions

	EQUITY INDEX FUND M	N/A	$841,555,165	N/A	$—	$665,094,796	$841,555,165	$176,460,369
	48 Transactions

	BLACKROCK INSTL TR CO	$825,827,017	N/A	N/A	$—	$825,827,017	$825,827,017	N/A
	39 Transactions

	BLACKROCK INSTL TR CO	N/A	$73,983,882	N/A	$—	$69,418,029	$73,983,882	$4,565,853
	151 Transactions
* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 27, 2018

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee